SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34495; 811-22156

Millennium Investment & Acquisition Co Inc.

February 2, 2022

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for deregistration under Section 8(f) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Millennium Investment & Acquisition Co Inc. requests an order declaring that it has ceased to be an investment company.

Applicant: Millennium Investment & Acquisition Co Inc.

Filing Dates: The application was filed on March 1, 2021 and was amended on May 11, 2021, December 9, 2021 and January 21, 2022.

Hearing or Notification of Hearing: An order granting the request will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicant with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 28, 2022 and should be accompanied by proof of service on Applicant, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: david@dlesser.com.

FOR FURTHER INFORMATION CONTACT: Asen Parachkevov, Senior Counsel; Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.　　　Applicant is a Delaware corporation and is an internally managed, non-diversified, closed-end management investment company registered under the Act. Applicant states that it is in the business of owning and operating businesses that produce activated carbon and sustainably cultivate cannabis in greenhouses and that it is no longer engaged or proposing to engage, or holding itself out as being, in the business of investing, reinvesting, owning, holding, or trading in securities.

2.　　　On August 14, 2020, Applicant announced that its Board of Directors (the "Board") unanimously approved a proposal to deregister as a registered investment company with the Commission (the "Deregistration Proposal") in its filing of a preliminary proxy statement with the Commission (the "Proxy Statement"). On or about September 3, 2020, Applicant mailed to shareholders the Proxy Statement soliciting shareholder approval of the Deregistration Proposal. The Proxy Statement also stated that, after deregistering as an investment company, Applicant would no longer be subject to regulation under the Act. In addition, the Proxy Statement explained that Applicant would continue to be managed by Applicant's sole current officer and overseen by the Board, which would maintain substantially similar power, authority and discretion as the Board had before deregistration and be subject to the same duties under state law. Applicant held a meeting of shareholders (the "Shareholder Meeting") on October 14, 2020, at which the Deregistration Proposal was approved.

3.   Applicant states that as of September 30, 2021, Applicant's unconsolidated assets were comprised solely of (i) "cash items" (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the Act) and (ii) interests in consolidated subsidiaries. Applicant further states that it owns greater than 50% of the voting securities of each of the consolidated subsidiaries (other than a newly formed cannabis operator, Walsenburg Cannabis LLC ("WC"), where it will own greater than 50% of WC's outstanding voting securities once it receives approval for holding cannabis licenses in Colorado) and controls (within the meaning of Section 2(a)(9) of the Act) each of the consolidated subsidiaries. Applicant represents that no consolidated subsidiary is an "investment company" within the meaning of Section 3(a) of the Act, and that no consolidated subsidiary is relying on the exception from the definition of "investment company" in Sections 3(c)(1) or 3(c)(7) of the Act.

4.   Applicant states that as of September 30, 2021, the value of securities issued by the consolidated subsidiaries and owned by Applicant was 100% of the value of Applicant's total assets, exclusive of "Government securities" (as defined in the Act) and "cash items" (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the Act), on an unconsolidated basis ("Adjusted Total Assets"). As of September 30, 2021, the assets of the consolidated subsidiaries were collectively comprised of (i) "cash items" (as that term has been interpreted for

purposes of Section 3(a)(1)(C) of the Act), (ii) security deposits and other assets, (iii) property, plant and equipment, (iv) inventory and (v) right-of use (lease) assets. Applicant represents that no consolidated subsidiary owns any "investment securities" (as defined in Section 3(a)(2) of the Act), and that no consolidated subsidiary is therefore an investment company within the meaning of Section 3(a)(1)(C) of the Act. Applicant states that the consolidated subsidiaries are operating companies primarily engaged in the production of activated carbon or the cultivation of cannabis. Applicant states that it may establish other controlled subsidiaries to carry out specific activities, as noted below, consistent with Applicant's business of owning and operating businesses focused on activated carbon, cannabis cultivation and other private businesses it may acquire.

5.   Applicant represents that it is anticipated that deregistration will have no unfavorable tax consequences to Applicant or its shareholders. Applicant states that it is currently taxed at the entity level as a "C-corporation" by Federal and State tax authorities, and anticipates that it will continue to be taxed as a C-corporation after deregistration.

6.   Applicant states that its periodic reports to shareholders, investor presentations, press releases and website all indicate that Applicant is implementing the Deregistration Proposal in accordance with the disclosure in the Proxy Statement, and describe Applicant's activated carbon and cannabis cultivation businesses. As a result of these efforts, Applicant states that it is and holds itself out as a holding company in the business of owning and operating businesses that produce activated carbon and sustainably cultivate cannabis in greenhouses.

7.   In addition, Applicant represents that on October 1, 2021 it filed a name change application with FINRA seeking to change its name to Millennium Sustainable Ventures Corp.

Applicant states that there can be no assurance as to when, or if, FINRA will approve the name change, and represents that it will not raise new capital until it has completed its name change.

8.   Applicant states that its current business activities will not materially change upon receipt of the requested Order and completion of the deregistration process. Applicant states that it currently operates in the activated carbon and cannabis cultivation industries, and the activities of Applicant and Applicant's directors and officers reflect these operations and indicate that Applicant no longer operates as an investment company, but rather is currently focused on owning and operating businesses that produce activated carbon and sustainably cultivate cannabis in greenhouses. Applicant states that it is currently internally managed with David H. Lesser serving as Chairman of the Board, CEO, Secretary and Treasurer. Applicant states that Mr. Lesser is responsible for managing the business affairs and day-to-day activities of Applicant. Applicant states that since Mr. Lesser became Applicant's sole officer and a director on October 3, 2013, he been working to shift Applicant's business to that of an operating company focused on operating businesses. As part of this shift, Mr. Lesser has led the acquisition and development of Applicant's activated carbon and cannabis cultivation businesses, together with the divestment of Applicant's "investment securities" (as defined in Section 3(a)(2) of the Act).

9.   Applicant states that it fully liquidated its sole investment security position on June 1, 2021. Applicant states that it presently operates businesses in the activated carbon and cannabis cultivation industries and is seeking to generate income from the existing and future operations of these businesses. Applicant further represents that it presently is not generating revenue and is in a net loss position and that substantially all of Applicant's net loss for the three

and nine months ended September 30, 2021 was attributable to operating expenses. Applicant

represents that it derives no material portion of its net income after taxes from investment

securities, and Applicant represents that no subsidiary of Applicant expects to derive a material

portion of its net income after taxes from investment securities. Applicant represents that upon

deregistering as an investment company, Applicant and its consolidated subsidiaries will not

derive a material portion of their gross income from investment security assets.

        10.   Upon the issuance of the requested Order, Applicant represents that it will issue a

press release to shareholders indicating that it is no longer a registered investment company and

will cease indicating in its financial statements that it is a registered investment company.

        11.   Applicant states that it is not currently a party to any administrative proceeding or

material litigation.

Applicant's Legal Analysis:

        1.   Section 8(f) of the Act provides that whenever the Commission, upon application

or its own motion, finds that a registered investment company has ceased to be an investment

company, the Commission shall so declare by order and upon the taking effect of such order, the

registration of such company shall cease to be in effect.

        2.   Section 3(a)(1)(A) of the Act defines an "investment company" as any issuer

which "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the

business of investing, reinvesting, or trading in securities." Section 3(a)(1)(B) of the Act defines

an "investment company" as any issuer which "is engaged or proposes to engage in the business

of issuing face-amount certificates of the installment type, or has been engaged in such business

and has any such certificate outstanding."

3.   Section 3(a)(1)(C) of the Act defines an "investment company" as any issuer

which "is engaged or proposes to engage in the business of investing, reinvesting, owning,

holding, or trading in securities, and owns or proposes to acquire investment securities having a

value exceeding 40 per centum of the value of such issuer's total assets (exclusive of

Government securities and cash items) on an unconsolidated basis." Section 3(a)(2) of the Act

defines "investment securities" as "all securities except (A) Government securities, (B) securities

issued by employees' securities companies, and (C) securities issued by majority-owned

subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the

exception from the definition of investment company in paragraph (1) or (7) of subsection (c)."

4.   Applicant states that it is no longer an investment company as defined in section

3(a)(1)(A), 3(a)(1)(B) or section 3(a)(1)(C). With regard to section 3(a)(1)(A), Applicant

represents that it is currently focused primarily on owning and operating businesses that produce

activated carbon or cultivate cannabis, and argues that its historical development, its public

representations, the activities of its directors and officers, and the nature of its present assets

support this assertion.

5.   With regard to section 3(a)(1)(B), Applicant represents that it is not engaged, and

does not propose to engage, in the business of issuing face-amount certificates of the installment

type, has not been engaged in such business and does not have any such certificate outstanding.

6.   With regard to section 3(a)(1)(C), Applicant represents that it owns more than

50% of the voting securities of each of its consolidated subsidiaries (other than WC until

Applicant receives approval for Colorado regulators to hold cannabis licenses at which point it

will own more than 50% of the voting securities of WC) and will own at least 50% of the voting securities of other non-investment company subsidiaries it may form or acquire to ensure the value of investment securities owned by Applicant is less than 40% of the value of Applicant's Adjusted Total Assets.[1]

7.   Applicant states that none of its consolidated subsidiaries is an "investment company" within the meaning of Section 3(a) of the Act, and no consolidated subsidiary is relying on the exception from the definition of investment company for private funds set forth in Section 3(c)(1) or 3(c)(7) of the Act.

8.   Applicant states that it is thus qualified for an order of the Commission pursuant to section 8(f) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Director

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[1] Applicant represents that it possess an economic interest in WC, through a convertible loan arrangement, that results in Applicant having the right to substantially all of the rewards and bearing substantially all of the risks of ownership of WC through this convertible loan arrangement. Applicant states that WC has no steady income, that Applicant funds virtually all of WC's expenses through the convertible loan arrangement, and that WC's sole managing member is the president of Millennium Cannabis, LLC, a wholly-owned subsidiary of Applicant. Applicant further states that even if its interest in WC were not considered sufficient to make WC the equivalent of a majority-owned subsidiary of Applicant for purposes of the Act, Applicant would (a) consider the fair value of its loan to WC as of September 30, 2021 to be $671,000, which is the value advanced under the loan as of September 30, 2021 and (b) remove the "right of use" asset on its balance sheet attributable to WC of $5,325,848. Applicant states that this would result in the WC loan representing approximately 1.71% of Applicant's Adjusted Total Assets, which is less than 40% of the value of Applicant's Adjusted Total Assets. Therefore, Applicant represents that the treatment of WC is immaterial to the analysis of whether Applicant is an investment company within the meaning of Section 3(a)(1)(C) of the Act.